Filed by The Lazard Funds, Inc., on behalf of its series Lazard US Realty Equity Portfolio pursuant to Rule 425 Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Lazard US Realty Equity Portfolio

Form N-14 filed by Trust for Professional Managers (File No. 333-237042)

June 2020

URGENT

Re: Your investment with LAZARD US REALTY EQUITY PORTFOLIO

Dear Shareholder,

We have attempted to contact you regarding an important matter pertaining to your investment in LAZARD US REALTY EQUITY PORTFOLIO.

Please contact us immediately at 1- 800-574-6503 Monday through Friday between the hours of 9:00 a.m. to 10:00 p.m. Eastern time and Saturday through Sunday between the hours of 10:00 a.m. to 6:00 p.m.

This matter is very important and will take only a moment of your time.

Broadridge Financial Solutions has been engaged by LAZARD US REALTY EQUITY PORTFOLIO to contact you.

Thank you in advance for your assistance with this matter.

Sincerely,

Michael Collins

Vice President and General Manager